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Astris Energi Inc. · 6-K · For 9/29/04, On 9/29/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 29, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 9/29/04, On 9/29/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated September 29, 2004	3

EXHIBIT 1

ASTRIS ENERGI TO PARTICIPATE IN RESOURCE CONFERENCE

MISSISSAUGA, ONTARIO, CANADA, September 29, 2004-- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it will be participating in the Toronto Resource Investment Conference on October 3rd and 4th at the Metro Toronto Convention Centre.

Astris will be displaying its new 2.4kW Model E8 Portable AFC Power Generator at the Conference. The E8 is the latest in a series of self-contained, portable generators that are powered by Astris’ alkaline fuel cell technology. The quiet, emission-free E8 uses the latest generation POWERSTACK™ MC250 fuel cell modules to deliver 48 V DC at 50 amperes of current and will handle overload up to 60 amps.

The E8 has many potential applications in the resource sector. As a portable generator it can provide electrical power for emergency or worksite applications both outdoors and indoors. It can be used as a power source in both electrical backup and off-grid situations, such as remote oil and gas rigs.

Also on display will be Astris’ Freedom Golf Car, the world’s first alkaline fuel cell powered golf car fuelled by hydrogen. Freedom was developed as a demonstration vehicle for show casing the practicality of Astris’ technology for mobile applications. It is powered by Astris’ E6 Power Generator, which increases the utility of this vehicle when compared to conventional battery versions by increasing range, eliminating "fade" and allows quick refueling while maintaining quiet and emission free operation. The car is fuelled by a 33-litre, refillable, carbon fibre hydrogen tank that will last over three days under typical usage.

Astris’ President and CEO Jiri Nor and Anthony Durkacz, Vice President of Finance will be attending the Conference and available to meet and talk with investors.

The Toronto Resource Investment Conference features 50 expert speakers and 120 public company exhibitors from the resource sectors. The Conference is being held at the Metro Toronto Convention Centre, Level 100, 255 Front Street West, Toronto, Ontario, Canada. The Conference is free to attend, provided you pre-register. Complete Conference information and registration is available at: www.torontogoldshow.com.

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.